March 23, 2015

Mr. Patrick Gilmore, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Subject:	Rentrak Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed June 6, 2014
Form 10-Q for the Quarterly Period Ended December 31, 2014
Filed February 5, 2015
Form 8-K/A filed February 17, 2015
File No. 000-15159

Dear Mr. Gilmore:

We received your letter dated March 11, 2015, with SEC staff comments on the above subject reports. As discussed today with David Edgar, Staff Accountant for the SEC, I am writing to request additional time to submit our responses. We are currently in process of working through our Fiscal 2016 annual budgets as well as preparing for upcoming board meetings. Additionally, a number of senior accounting and finance staff members have already previously scheduled upcoming vacations. For these reasons, we respectfully request additional time and would be able to provide our responses to the staff’s comment letter on or before April 17, 2015.

Thank you for your consideration.

Very truly yours,

/s/ David Chemerow

David Chemerow

COO/CFO